UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 22, 2021, announcing that the Company has entered into an agreement with the Hyundai Samho yard for two VLCC newbuilding contracts and has the option to contract a third VLCC with the same specifications.

The information contained in this Report on Form 6-K, excluding the commentary of Hugo De Stoop, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 22, 2021

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 22 April 2021 – 8.00 a.m. CET _______________________________________

EURONAV ORDERS TWO NEWBUILD VLCCS AND ONE OPTION TO ADD A THIRD

ANTWERP, Belgium, 22 April 2021 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today announces that it has entered into an agreement with the Hyundai Samho yard for two VLCC newbuilding contracts. Sourcing fleet renewal from the newbuilding market has primarily been driven by the aim of Euronav to be at the forefront of innovation in the energy transition and to drive projects with potential to decarbonize the transportation of oil.

The vessels will be LNG-ready and consequently there is an ability to cut CO2 emissions compared to current market standards. Furthermore, Euronav is working in cooperation with the yard and classification society to include an Ammonia-ready notation with the potential to reduce CO2 emissions to zero when technology, logistics and the regulatory framework allows for it. This should be defined by the end of the summer. In addition to being significantly more fuel efficient compared to the vessels they will replace, the newbuildings will also be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment Systems.

These market leading units will be delivered during Q4 2022 and Q1 2023, costing USD 186 million en-bloc, and including USD 4.2 million in additions and upgrades to the standard specifications. Euronav also has the option to contract a third VLCC with the same specifications that would be delivered in the second quarter of 2023.

While contracting and orderbook-to-fleet ratio remains at an historical low in the tanker segment, elevated contracting activity from other segments has reduced available capacity to build VLCCs for the upcoming years at a time when the sector needs to replace maturing vessels with more environmentally friendly designs.

Hugo De Stoop, Euronav CEO said “As a market leader in our segment, Euronav acknowledges our responsibility to support innovation towards decarbonizing the transportation of oil, while protecting and building value with the capital our shareholders have entrusted us with. With this order Euronav is tangibly driving innovation and investing in the energy transition. These ships are not only the latest generation of low consumption design but also have the option to be converted or retrofitted to use either LNG or Ammonia as a low emission fuel of the future. As there are no such alternatives in the second-hand market today, and with rising steel prices and constraints over yard capacity to 2024, we wanted to seize this opportunity to rejuvenate the fleet with two or three modern VLCCs that will replace older and less efficient ships that will leave our fleet around the same time of their delivery”.

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PRESS RELEASE Thursday 22 April 2021 – 8.00 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of first quarter results 2021: Thursday 6 May 2021

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 45 VLCCs, 28 Suezmaxes (one of which is in a joint venture and two vessels time chartered in and two to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.